

April 4, 2014

Douglas A. Cifu
Chief Executive Officer
Virtu Financial, Inc.
645 Madison Avenue
New York, NY 10022

>   **Re: Virtu Financial, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 26, 2014**
>   **File No. 333-194473**

Dear Mr. Cifu:

We have reviewed your registration statement and correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide more detail regarding your market-making activities which make up your adjusted net trading income. As such, in the appropriate section(s) within your registration statement please;

    *   include appropriate definitions of "market maker" and "liquidity provider,"
    *   describe in more detail how your trading is designed to be non-directional and market neutral and how your real-time risk management processes locks in returns,
    *   describe the different trading strategies you utilize in order to earn your trading income, and
    *   describe any activities that earn trading income that are not earned from buying/selling within the bid/ask spread for the purpose of making a market or providing liquidity to your customers. Please note, we do not consider trading in

>   derivative financial instruments for risk management purposes to be part of what
>   is commonly understood as market making and liquidity providing.

Unaudited Pro Forma Financial Information, page 67

2.   Please expand pro forma adjustment footnote (a) to discuss the nature of the stock options
        that will be granted in connection with this offering and expand the disclosure to describe
        how the compensation amounts were determined for the pre-IPO Class B interests and
        the stock options granted in connection with the offering.

3.   Please refer to pro forma adjustment (c). Given the complexity of these adjustments,
        please expand this disclosure to separately discuss the impact to the pro forma balance
        sheet and the pro forma income statement.   Additionally, please provide a tabular
        reconciliation that reconciles the statutory Federal income tax rate and the effective tax
        rate and illustrates how the described components (noncontrolling interest, state, local
        and foreign taxes) affect the rate and reconciliation.

4.   As discussed on page 62, please revise pro forma footnote adjustment (g) to disclose that
        a cash distribution of $25 million was made to Virtu Financial equity holders in January
        2014 and further cash distributions aggregating $50.7 million will be made to these
        equity holders prior to the consummation of the offering.

5.   Furthermore, given that cash distributions are not part of the offering, it does seem
        appropriate to reflect the recognition of the cash distribution within the column titled
        "Adjustments for this Offering and the Use of Proceeds" on the Unaudited Pro Forma
        Condensed Consolidated Statement of Financial Condition on page 69. Instead, please
        add a new column to reflect the planned distribution after the "As Adjusted Before this
        Offering" column but before the "Adjustments for this Offering and the Use of Proceeds"
        column. Furthermore, to the extent you plan to use cash on hand as of a period
        subsequent to December 31, 2013, please state that fact and the amount that was on hand
        for that respective period.

6.   Please refer to pro forma adjustment (i). We note your disclosure that when determining
        the amount to recognize as a deferred tax asset, the tax basis in the units that results in the
        tax benefit of $178.0 million must be compared to the financial reporting basis in Virtu
        Financial units, which includes the historical financial reporting (but not tax) goodwill,
        resulting in the deferred tax asset being $132.0 million instead of the total tax benefit of
        $178.0 million. Please provide us your basis in U.S. GAAP to support your accounting
        treatment and explain how each of the amounts was determined. Additionally, please
        clarify how the $6.8 million amount related to the reduction due to the amortization of the
        deferred tax asset (as discussed in adjustment (c)) was calculated.

You may contact Yolanda Trotter at (202) 551-3472 or Stephanie Ciboroski at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie Ciboroski for

Suzanne Hayes
Assistant Director